SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company)

CEPHALON, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(including the associated Series A Junior
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

156708109
(CUSIP Number of Class of Securities)

Gerald J. Pappert
Executive Vice President, General Counsel and Secretary
Cephalon, Inc.
41 Moores Rd.
Frazer, Pennsylvania 19355
(610) 344-0200

(Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Eileen T. Nugent, Esq. Neil P. Stronski, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.